ACTIVEWORLDS CORP.
                           40 Wall Street, 58th Floor
                               New York, NY 10005

May 24, 2007

Ms. Linda VanDoorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE, MAIL STOP 4561
Washington, DC 20549

                                     Re: Activeworlds Corp.
                                         Form 10 KSB
                                         for fiscal year ended December 31, 2006
                                         File No. 001-15819

Dear Ms. VanDoorn:

Activeworlds Corp. (the "Company") is responding to the Staff's comment letter dated May 10, 2007. After review of Comment No. 1 the Company determined that its previously issued consolidated financial statements at December 31, 2006 and for the year ended December 31, 2006 need to be restated to correct an error in connection with an other than temporary impairment of investments in equity securities. The Company previously reported the impairment as temporary. The impairment deemed other than temporary requires that the entire impairment be realized and included in the net loss. On May 18th 2007 the Company filed an amendment on Form 10-KSB/A.

In addition, the Company acknowledges the following:

    o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's consideration and if there are any questions, please call me at (212)509-1700.

                                                  Sincerely,

                                                  /s/ Sean Deson

                                                  Sean Deson
                                                  President